UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      April 26, 2006
Mr. Zhao Ming
Chief Executive Officer, President and Chairman of the Board
Puda Coal, Inc.
426 Xuefu Street
Taiyuan, Shanxi Province, China


      Re:	Puda Coal, Inc.
		Amendment No. 2 to Registration Statement on Form SB-2
      Filed April 14, 2006
		File No. 333-130380


Dear Mr. Ming:

      We have reviewed your response letter dated April 14, 2005 and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form SB-2/A-2 filed April 14, 2006

Summary, page 5

1. Giving effect to the exchange and the reverse stock split, please disclose the equity interest that each BVI member holds in your company.

2. We reissue comment 7. Please include in the chart the percentage of equity interest held by Zhao Ming and Zhao Yao.

Risk Factors, page 6

We may not be able to integrate our new expanded operations..., page
12

3. Revise the text of this risk factor to clearly identify the subjects of the discussion. For example, we cannot ascertain whose production or which facilities you are referring to.

Selling Security Holders, page 22

4. We note your response to comments 12 and 13. Please ensure that you provide the information that remains missing with respect to Granada Enterprises, Inc., Carmel Capital, LLC, and PG Ventures. Also be advised that the confirmation you have provided is only applicable to those selling security holders who are affiliates of broker-dealers. Please identify as an underwriter any security holder who is a broker-dealer, unless you can confirm that such security holder acquired the securities as compensation for investment banking services.

Management`s Discussion and Analysis or Plan of Operation, page 54

Results of Operations, page 55

5. We note that you attribute the increase in gross profits for the year ended December 31, 2005, to the increase in sales volume and selling price. Please quantify the contribution of each such factor.

Exhibits

6. Please file as an exhibit the coal supply contract with the Liulin
Coal Cleaning Plant.

Other Expenses of Issuance and Distribution, page II-1

7. Please disclose the amount of accounting fees and expenses.

Recent Sales of Unregistered Securities, page II-2

8. Reconcile the apparent inconsistency regarding the number of shares currently outstanding. We note that on page 31 you disclose having, as of December 31, 2005, 75,598,237 shares of outstanding common stock. However, on page II-1, you disclose having, as of November 18,
2005, 126,415,000 shares of outstanding common stock.

9. Please discuss the issuance of 1,000,000 shares of your preferred stock to the BVI members. In this regard, we note your disclosure on page 5.

Financial Statements

Consolidated Balance Sheet, page F-3
10. We note that you present a separate line item for your discount on convertible notes. Please refer to the guidance in paragraph 16 of
ABS 21, which indicates that "the discount or premium should be reported in the balance sheet as a direct deduction from or addition to the face amount of the note," and revise your presentation accordingly.

Note 2. Summary of Significant Accounting Policies

(a) Basis of Presentation and Consolidation
11. We are continuing to consider your response to prior comment number 24.

Note 7. Property, Plant and Equipment, Net, page F-17
12. We note that you purchased two coal washing plants and related equipment on November 15, 2005 for a total amount of $13,000,000. We further note your disclosure that "The total difference between the purchase price and the book value of Resources Group for these buildings and facilities and machinery equipment of $68,000 was debited to paid-in capital." We further note that you credited $734,000 to paid-in capital for the purchase price and book value difference related to the land-use rights. Please explain why you recorded these amounts to paid-in capital and not to goodwill and provide the applicable accounting literature you relied on in support of your methodology.

Note 11. Convertible Notes and Related Warrants, page F-19
13. We note that you issued $12,500,000 unsecured convertible notes due October 31, 2008 and related warrants to purchase shares of your common stock and that you have reported a beneficial conversion feature in accordance with EITF 00-27. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the unsecured convertible term note issued is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133. In this regard, tell us whether or not this note meets the definition of conventional convertible debt, as defined by paragraph 4 of EITF Issue 00-19. Specifically, please address the Adjustment of Conversion Price clause
5(c)(i) of the Note Agreement, which indicates that "whenever the Company issues or sells, or, pursuant to any provision of this Section
5(c)(ii), is deemed to have issued or sold, any shares of Common Stock for a consideration per share less than the lower of: (1) fifty cents
(US$0.50), or (2) the then applicable Conversion Price, then, immediately upon such issuance or sale, the Conversion Price shall be reduced to the lowest per share price of Common Stock in such issuance or sale or deemed issuance or sale." Please note that if the unsecured convertible term note is not conventional convertible, you would be required to analyze the conversion feature under paragraphs
12-32 of EITF 00-19.
14. We note your statement that "The amount allocated to the warrants is classified as a current liability because they embody an obligation to issue a variable number of shares;" and that "This obligation is generated by the Registration Rights and Late Filing Penalties described above." Please tell us whether or not you are accounting for these warrants as derivative liabilities under EITF 00-19 since these warrants are subject to the same registration rights agreement as the unsecured convertible term note that requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period, or else you are required to pay a liquidated damages payment equal to 1% of the product of the original principal amount of the note per month until the event is cured, with no cap on the maximum penalty that could be incurred. This comment also applies to the warrants issued to the placement agent.
15. We further note that the "Warrants are being amortized over the estimated life of the debt of 1 year, up to October 31, 2006, as it is expected that note holders will convert the debt and exercise the warrants within one year because of the attractive terms." We note that footnote 7 in SAB 107 states that if factors such as nontransferability, nonhedgability and the truncation of the contractual term were not present in a nonemployee share option arrangement, the use of an expected term assumption shorter than the contractual term would generally not be appropriate in estimating the fair value of the nonemployee share options. It does not appear that these factors are present in the warrants you have issued. In light of this fact, please tell us why you concluded it was appropriate to use a one year term for the warrants, since the warrants have a five year term. This comment also applies to the warrants issued to the placement agent and the debt issue costs of $1,583,000.
16. We note your statement that "Because the notes were convertible immediately, the full amount allocated to the beneficial conversion feature was amortized to debt financing costs in 2005." Please support this accounting treatment based on the guidance in paragraph
19 of EITF 00-27, which states that "for convertible instruments that have a stated redemption date (such as debt and mandatorily redeemable preferred stock) to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs." Please note that we would expect you to amortize the remaining discount on debt attributable to a beneficial conversion over the life of the instrument using the effective interest method given that you are required to make monthly interest payments in cash.

Note 26. Condensed Financial Information of Registrant, page F-30
17. Please add disclosure, similar to your response to prior comment number 28, to explain why you have presented the period from July 15,
2005 to December 31, 2005 for the Statement of Operations - Parent Company Only and the Statement of Cash Flows - Parent Company Only.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 37
18. You state that there were no "significant changes" in your internal control over financial reporting. Please note that Item 308(c) of Regulation S-B requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules
13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer`s internal control over financial reporting." See also Regulation S-B, paragraph 4(d) of Exhibit 31.
Please review your disclosure and revise as appropriate.

Directors, Executive Officers, Promoters and Control Persons, page
38

Code of Ethics, page 39
19. We note that you are in the process of adopting a code of ethics.
Please explain why, to date, you have not adopted a code of ethics and state when you anticipate adopting one. Refer to Item 406(a) of Regulation S-B.

* * * * *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jennifer Goeken at (202) 551-3721 or Jill
Davis,
Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

      					Sincerely,


      					H. Roger Schwall
      Assistant Director


cc: 	J. Gabel (via facsimile)
      J. Davis
      J. Goeken
      C. Moncada-Terry


Mr. Zhao Ming
Puda Coal, Inc.
April 26, 2006
Page 7